Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination (the “Business Combination”) between Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

The following is a transcript of an investor presentation first made available on October 28, 2021.

Terran Orbital Investor Video Transcript
October 28, 2021

[Chris Hollod]

I’m Chris Hollod, Co-CEO of Tailwind Two Acquisition Corp. We launched Tailwind Two in March of this year and raised $345 million with the intent to be the leading SPAC for founders by founders.

My partners and I have each founded successful companies across a range of industries and have invested extensively in founder-run businesses, with notable success in the space industry, including investments in Relativity Space, Planet, and SpaceX. Based on our collective expertise and experiences, we are uniquely able to recognize founder-run businesses in the space industry that are poised for breakout growth. That’s precisely what we’ve found with Marc Bell and his team at Terran Orbital.

Through an introduction by a mutual friend, I first met Marc at his home last spring, and we immediately realized we had a shared vision for the crucial and rapidly growing role space will play across the global economy over the coming decades.

Terran quickly became a proprietary deal for us, and the more we spoke to Marc and met his impressive team, the more impassioned we became about the company. And we’re not the only ones! Terran has earned strategic investments from both Lockheed Martin and Goldman Sachs, among others, and Lockheed has literally adopted Terran’s architecture as its small satellite offering.

Simply stated, Terran is the global leader in small satellites and is currently building the most advanced earth observation constellation in the world. We’re using Tailwind’s existing $345 million in trust, and we’ve already gathered commitments on the PIPE from several highly value-added strategic investors.

With this capital infusion, the Terran team will both accelerate their vertically integrated satellite solutions business and build a disruptive earth observation constellation that will totally change and revolutionize the way we see our own planet.

Space is a core theme for us at Tailwind. It’s a massive industry and one we’ve been focused on for years. And of equal importance, we can add strategic value through customer introductions within our extensive network. In fact, we have already introduced several potential customers to Terran who are interested in purchasing imagery to track rainforest deforestation as well as coastal erosion.

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US investors currently have very few ways to participate in commercial space opportunities. Our goal is to democratize access to this industry in anticipation of its explosive growth.

Now, Marc and his team will share their vision for how Terran is industrializing the small sat industry and revolutionizing earth observation.

[Marc Bell]

I’m Marc Bell, Co-Founder, Chairman and CEO of Terran Orbital.

The story of Terran Orbital began over 30 years ago. In 1989, I started a company called Globix which would go on to own one of the world’s largest fiber networks spanning over 28,000 miles. We would also become the world’s 2nd largest owner of internet data centers. But we realized we couldn’t reach some places on earth with fiber, so we created a company called NetSat. With NetSat we started building ground stations, and buying satellite transponder space, in order to reach ISPs that fiber couldn’t reach. With that, my space journey began.

Today we have over $340B of total addressable market over the next 5 years.  Why?

•	First, space is more accessible than ever: Small satellites are cheaper to build, innovation has made them incredibly powerful, and launch providers like SpaceX have made access to low earth orbit affordable. Over 50,000 satellites will be launched over the next decade.

•	Second, customer demand is enormous: Everyone – both commercial and government customers – believes they can leverage space to accomplish their goals. Today you can do things from space affordably that you just couldn’t do before. The demand is there!

•	Third, operational complexity is rising: More satellites in orbit adds complexity. New, less sophisticated customers will need help designing solutions, coordinating launches and managing satellites in orbit. Companies that are a one-stop-shop solution, combining space-proven manufacturing capabilities with in-orbit mission experience, will win.

•	Finally, earth observation is at a tipping point: Lower costs to build and launch satellites in constellations, combined with new technologies, which Eric will describe later, will make real-time, persistent earth observation widely available, and will expand the addressable market by tapping into ever-growing commercial and government needs for space.

Terran is perfectly positioned to capture this market opportunity:

•	Demand for small satellites is booming: We are the original small satellite innovator – we literally defined the market. Plus, we will build the largest satellite assembly facility in the world.

•	Customers need to manage complexity: We are the only one-stop-shop, combining satellite design, production, launch planning, mission operations, and in-orbit support.

•	Earth Observation is at a tipping point: We invented the next generation of earth observation technology, and we're building the world’s largest NextGen constellation to fly it.

•	Government budgets are opening up: Our solutions are purpose-built to meet government and national security needs. Also, our team are former leaders of military space commands – we literally were the customer.

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The proof of our potential is our results:

•	We have a strategic partnership with Lockheed Martin, the world’s largest government contractor.

•	We have a $9B pipeline of tangible opportunities for satellite services.

•	And the architects of the US government’s earth observation strategy left their jobs to join our team.

•	We have notched early wins on multiple earth observation products that could be worth billions.

Terran is a real company, with real revenues, real backlog, real pipeline, and real customers. Now, let me introduce my team:

Tony Previte and I first worked together at Globix. We have been partners ever since. Tony brings expertise in scaling high-growth, high-margin tech companies in space and telecom.

Marco Villa started his career building the US Air Force’s first small satellites. Next, Marco joined SpaceX as one of the first 100 employees. He was hired to industrialize their launch capabilities at a large scale. Now, Marco is doing the same at Terran, industrializing small satellite production, mission management, and earth observation at a massive scale.

Roger Teague is a retired Major General from the US Air Force.  In his last assignment, he served as the Director of Space Programs in the Pentagon. Roger led the Air Force’s $15B space procurement portfolio, and 18 months ago, he left a job with Boeing as the Head of Space, Intelligence & Missile Defense to build Terran’s Earth Observation business.

Gary Hobart has over 20 years of buyside experience, most recently at Beach Point Capital, a $15B fund. Gary brings both space industry knowledge plus financial experience as an owner and operator of Beach Point’s private equity investments.

Boris Becker is a retired Rear Admiral, having spent 33 years in the Navy retiring as the most senior space acquisition officer. Boris also spent over ten years working in the National Reconnaissance Office or NRO.

Eric Truitt spent over 20 years working in or for the military and intelligence communities. Eric shaped the government’s commercial earth observation buying strategy. He also invented the radar system for our earth observation constellation.

David Mann is a retired Lieutenant General, having spent 36 years in the Army. In his last assignment, David served as the Army’s lead for Missile Defense and Space.

Hilary Hageman has extensive legal experience in a wide spectrum of areas, including public corporate law, government contracting, M&A, and national security law. Hilary recently oversaw the successful sale of Cubic in a transaction valued at approximately $3B. She also has held other senior legal roles, including at the Defense Department.

Now Marco will provide a more detailed vision for Terran Orbital.

[Marco Villa]

As Marc highlighted, we are entering an exciting chapter of space technology where we are seeing a mass proliferation of small satellites and new earth observation capabilities.

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Critical to this mass proliferation is a space industry that finally needs to move from building satellites by hand, one at a time, to a manufacturing, industrial approach like we saw in the early car industry.

I have personally lived this change once before: from the academic world through the initial commercialization phase and now, industrialization. Over a decade ago, I built the very first small nanosatellites, which we built by hand. Now we can finally mass produce them.

I also developed the first tactically relevant small satellites for the Air Force. That’s when I first saw the incredible potential of small satellites for earth observation

And then, I spent seven years at SpaceX as one of the first 100 team members. At SpaceX, we made launch highly scalable, cost effective, and available to everyone by taking an industrialized approach.

At Terran, we are taking the same approach and applying it to the rest of the space value chain, which is actually the larger market opportunity, by focusing on the high-volume construction of small satellites, perfecting the day-to-day management of the satellites in orbit, and developing next generation earth observation sensors, and deploying them to create the first tactically relevant earth observation constellation.

We had the foresight to see all these trends ten years ago and are poised to capitalize on it now.

Today, we continue to solve key industry problems, working closely with commercial and government customers that have embraced small satellites as “the” solution to their needs,

First, they need satellites to be produced in quantities never seen before. Rather than needing one large satellite for hundreds of millions of dollars, they need thousands of small satellites at a fraction of the cost. That’s why we’re industrializing small satellite production – higher volume at lower costs.

Second, they need persistent 24/7 actionable data that is virtually real-time, versus waiting hours or days for any product. That’s why we’re building the most advanced constellation with revisit rates of three to five minutes.

And third, governments have unique mission and security needs. Our mass-customization approach will meet their demanding speed, volume, security, and cost requirements.

Terran Orbital is uniquely positioned to deliver solutions to all these key problems because we have purposely built the company to be that provider.

A big part of our competitive advantage is the new facility we are planning to build, which will be the world’s largest Industry 4.0 mass production small sat factory. We’ll be located much closer to launch sites, and have over 600,000 square feet of manufacturing space, covering the entire life-cycle, from board assembly, to final environmental testing, bringing back to the US much needed manufacturing expertise. This facility is going to enable us to deliver over 1,000 satellites a year.

Our addressable market is $340B billion over the next five years. The market is divided into three major areas: Satellites Design & Production, Satellite Operations and Earth Observation.

The $190 billion market for satellite development is being driven by the expectation that tens of thousands of small satellites will be launched over the next few years.

These satellites will need to be managed and coordinated day-to-day while in orbit by an experienced team that understands how to deliver missions in space. Therefore, these will provide us recurring revenues post-launch through the entire life of the satellite.

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A subset of these satellites will bring a next generation of powerful, cost-effective sensors that will enable persistent and real time earth observation, day and night, and in any weather.

For years, Terran has seen this moment on the horizon; and we are now using our experience in satellite development and operations to tap into the high-growth, high-margin data-as-a-service market.

But listen, validation always comes from third parties and from our partners, and these organizations vetted our company and trust us to execute their business plans. Among them, one stands out: Lockheed Martin.

Lockheed Martin first worked with us in 2015. Most importantly, Lockheed has adopted our small sat architecture, as their small sat architecture, and I mean it literally: we are their small sat offering to the global market.

This represents not only technical and industry validation by the world’s largest defense contractor, but also an incredible sales channel that will help us capture untapped markets.

So, to summarize, here’s why this opportunity is so exciting:

1.	Terran has developed unmatched IP and expertise over the past 10 years deploying solutions in space

2.	We will meet skyrocketing small sat demand through our industrial manufacturing processes, and our growing production capacity

3.	Our game-changing earth observation constellation will meet the unanswered needs of the most demanding military, civil, and commercial customers

4.	And we have the numbers to back all of this up. Terran has a robust, bottom-up sales pipeline of tangible, budgeted opportunities with clear visibility into our near- and medium-term revenue opportunities.

5.	Our team has hundreds of years of combined experience, deep technical knowledge and unique access to customers. We also have experience scaling high-growth tech companies and managing public companies.

6.	And lastly, we have built a powerful ecosystem of strategic partners that believe in us and provide us incredible leverage and growth opportunities.

Next, I’ll hand it over to Boris to talk about Terran Satellite Solutions.

[Christian ‘Boris’ Becker]

Although I started my career as a Naval Aviator, I got involved with space over 25 years ago, and it has been a passion ever since. Eventually, I was a director at the National Reconnaissance Office overseeing a multi-billion-dollar satellite program. Later, as a one-star Admiral, I was in charge of the Navy’s acquisition portfolio for satellites and the intelligence and communications systems that are enabled by space. I finished my career as a two-star Admiral running the Space and Naval Warfare Systems Command, a global organization of 11,000 sailors and civilians delivering the full life-cycle of the Navy’s information enterprise, from seabed to space.

There’s a lot of change going on in space now, including the creation of a separate service: The Space Force. I’d argue we’re at an inflection point. But why?

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In my opinion, space is the new maritime and it has all the opportunity that the sea has provided over centuries. Exploration. Commerce. Security. These are mission areas where the market is exploding for space-based capabilities, and specifically small satellite constellations. That’s driven in part by technology, notably SpaceX’s commoditization of launch services, but more important, the customers recognition that they can – that they have to – turn to space systems to meet their needs for their missions in exploration, commerce, security. The market is there, and we are uniquely positioned as the leading vertically integrated provider of space-based solutions.

When I was building satellites for the NRO, I gained a deep appreciation for the importance of understanding the end users’ needs, in that case the Intelligence Community and the Department of Defense, and applying our technology to meet those needs. At Terran, we’ve been doing that for years in a way that makes us different. We can conceive what the future should be to meet our customers’ needs; and develop, build and test systems; launch them and then operate them for our customers.

The images on the right demonstrate that. Built in cooperation with Lawrence Livermore National Labs, GEOstare has been on orbit since mid-May and is producing images of a quality that once belonged only to nation states, with satellites the size of a school bus costing hundreds of millions---billions for the overall system. There have since been commercial imagers costing hundreds of millions producing similar quality. But GEOstare would fit in the overhead compartment in coach.

Beyond the images, I want to point out the agility of the overall system, including the ground architecture. This image was taken and downloaded 10 minutes after the satellite was tasked. As a former carrier-based aviator, I can tell you that responsiveness like that is game changing.

Our end-to-end capabilities set us apart. And we have the stats to back it up.

We build our satellites from the ground up, so to speak. We are vertically integrated so we can control our quality. We build the building blocks of our satellites—we refer to them as modules—that provide the navigation, the communication, the computing, the power management, etc. all the systems necessary.

Think of your car. You get in, you power it up, you turn on the radio, you look at your nav system, you hit the gas, you turn the wheel – all those capabilities based on individual parts. We have over 65 flight-proven modules that enable us to rapidly respond to our customer needs. Think mass customization…think platforming. You want a Camry? You want a Tacoma? You want a Lexus 350? We can build the satellite equivalent.

And we keep developing new technology, with a deep portfolio of knowledge in our design engineering teams. We are ready to add to our platform portfolio. In space, on the ground, and across our global network.

This approach has led to the success record you see. Over 80 missions supported, from low earth orbit to lunar missions for NASA. We just shipped a 6U that’s going to the back side of the moon! How cool is that?

We are different, and we bring unique value opportunities that differentiate us from our competition.

There are other “new space” companies, but they can’t match us. Two of our competitors in new space were acquired by traditional space companies, and we know what that can do to cost structures and the ability to move fast.

We have a strategic partnership as an independent company, with Lockheed Martin – the world’s largest defense contractor. It benefits us both as we can each operate where we are each most effective. And for us that means scaling up to meet the exploding demand for small satellites.

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No one else is positioned as we are. We are the investment opportunity in new space.

You can have confidence in that statement based on the numbers. The Space Development Agency alone is planning to build thousands of satellites. The Space Force is going to build thousands more. And then there’s commercial space. We’ve got a $9 billion identified pipeline for this market. When we weight that with conservatism, we still see over $1.5 billion of pipeline for us, just based on the opportunities we know of today. Right now, we have a backlog of $75 million on funded contracts. We can go over these details with our model.

We’re going to grow our capacity initially in Irvine and then further with our planned 600,000 square foot manufacturing facility capable of building multiple satellite models based on our proven platforms and customer needs. No one else has all this.

This is why I’m excited to be here and part of this team. We are new space. We are building the vessels that will sail into the new maritime, meeting our customers’ needs for exploration, commerce, and security.

I’d like to turn it over now to my Shipmates, Roger Teague and Eric Truitt, to tell you about our Earth Observation Solutions. Thank you for your time. Roger?

[Roger Teague]

As Marc mentioned, I have 35 years in the space industry; 31 years serving in our United States Air Force operating and acquiring many of our nation’s most important space programs. I know what our Defense customer wants because I was the customer. I retired from the Air Force in 2017 and joined Boeing as their Vice President of Space, Intelligence, and Missile Defense. And in January 2020, I joined Terran Orbital. Now, you might be asking yourself, why would a retired general officer leave a great job at Boeing to join Terran Orbital? I will tell you. I believe in this company. And I believe in the products and services we are fielding.

Terran’s Earth Observation Satellite is game-changing. It’s exactly in-line with the intent of U.S. National Security Space objectives. The Department of Defense and the Intelligence Community have been seeking solutions for persistent synthetic aperture radar for over three decades. Now, that technology has greatly advanced and can be integrated on smaller spacecraft at a greatly reduced price. It adds up to a sweet spot for Terran Orbital – a right sized satellite at a bargain price.

You might recall during the first Gulf War, the Iraqi’s launched mobile SCUD missiles under the cover of darkness, clouds, and smoke. It greatly frustrated US combatant commanders because we couldn’t find them to take them out. The Iraqis had perfected their technique: they could deploy, set up and shoot their missiles, and be gone within 60 to 90 minutes. Terran’s earth observation constellation will provide clear visibility, through airborne obstructions, in a matter of minutes. That will save American lives.

I’d like to introduce Lt. Gen. Dave Mann. Dave, can you describe some the opportunities you see in the US Army today?

[Dave Mann]

Thanks Roger. After almost 36 years serving in the Army, retiring as a three-star general and leading its space program during my last assignment, I have some strong views, especially after witnessing the effects of enemy activities in Iraq and throughout the Middle East, so I’m just a little passionate about this subject.

As Roger stated, we’ve been dealing with a lack of sufficient earth observation data for some time. A more recent example of this shortfall is Admiral Craig Faller, the SOUTHCOM commander’s testimony before the Congress where he stated that currently only 25% of his ISR data needs are being met. In fact, the National Defense Authorization Act directs the Department of Defense to look to industry to address our warfighter’s shortfalls.

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One other point, the NDAA also directs the Department to evaluate commercial capabilities to accommodate secondary payloads. At the end of the day, it’s about providing our men and women with the vital capabilities they need in support of our national security.

So, again, thank you for joining us, and back to you, Roger.

[Roger Teague]

I cannot overstate this: the need to see clearly and persistently, at all times, is an urgent requirement. Terran’s next generation constellation solves this problem.

There is a tremendous Defense and Intelligence market with many use cases. But with an advanced technology product like ours, many other markets will benefit. Today, some commercial and even defense customers wait weeks for delivery of processed earth observation products. Terran will fix this shortcoming.

As we build out our constellation, there are multiple other commercial market opportunities. Business intelligence, agricultural applications, natural disasters, shipping and logistics are just some important examples of industries that will benefit from persistent, real-time imagery.

Over the years, a number of capabilities have been fielded across various air and space borne platforms, with several very expensive solutions, but none have been able to completely satisfy the most important mission attributes shown on the left side of the graph, including speed, clarity, scale and persistence and business value.

Terran has solved these issues. We can see at night, through clouds and smoke. We will revisit any area of the Earth within minutes, 24 hours a day, seven days a week, 365 days a year.

Now, I’d like to turn it over to Eric who will describe some of them.

[Eric Truitt]

I started my career in the U.S. Navy and I’ve spent the last 21 years innovating earth observation solutions for the Department of Defense and Intelligence Community. I spent six of those years at Georgia Tech, not as an academic, but commercializing research and development for Defense and Intelligence customers. One such effort was the technology at the heart of the Terran Orbital’s earth observation satellite. I know how to build the solutions that the military and intelligence communities need, and I know how they will pay for them.

It’s critical to underscore the extensive market opportunity for Terran. While the current market is positioned for commercial growth, there also exists a substantial opportunity with the government, including classified programs, which increase the market at least three times its current size. This is because the solutions to date have either been too expensive to commercialize broadly or incapable of serving the US government demand. Also, many providers are foreign and unable to do sensitive work with the defense and intelligence communities.

Keys to success in earth observation are what can you see and how often can you see it. Most capabilities to date were electro-optical, essentially a camera in space. Those systems see only 25% of the ground at any given time due to weather, air conditions, or darkness. A new technology emerged that could see through these obstructions called synthetic aperture radar. Even the few companies bringing this radar imaging technology to the market are too early in their tech development and falling short of the needed capability or scale.

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While today’s providers are fighting for a market they can address commercially, the Terran Orbital team, with the experience and security clearances needed for classified work, is building the right satellite constellation to access the substantial classified budgets and address this 3x larger market opportunity.

While at Georgia Tech, I advised the government on earth observation constellations, shaping a government strategy to leverage commercial solutions to fill classified gaps. I evaluated most of these companies and determined there needed to be a new solution, a more purpose-built technology and business model to meet government demand.

My feedback to the government, which holds true today, is that none of these companies have the three requirements to meet their needs: product quality, on-demand data and trust. That led me to Terran Orbital.

Traditional satellites are big and expensive, costing more than $300 million per satellite: that doesn’t scale well. Companies like Planet have launched over 400 very small satellites, but they still can’t see through obstructions. The emerging SAR companies build satellites that do not have enough power, have low image quality, and don’t provide persistent coverage to meet the government’s requirements.

Terran is building the satellite that is the true Goldilocks of this industry. Capable enough to deliver high quality products, but at a low enough cost to deploy broadly, and the revisit rates and speed that the government needs.

To support U.S. Defense and Intelligence use cases, a company needs to be U.S. owned, U.S. controlled, and have the experience and trust gained through decades supporting the U.S. government. Terran is the only company with these qualifications. These other companies are outsiders trying to sell into the U.S. government. We are the insiders that came out to build the right capability.

I’d like to illustrate how we meet the on-demand needs of the U.S. government and also deliver high margins.

What we call “on-demand” the government calls “tactical relevance.” Delivering tactical relevance brings the significant government revenues that we showed will grow this market. Tactical relevance begins at satellite 15, with less than 30-minute data delivery. Terran reduces that timeline to several minutes with our full constellation buildout, which will make us essential for intelligence, surveillance and reconnaissance use cases.

You can’t achieve this buildout without the facilities, expertise, and vertical integration of Terran Orbital. Our vertical integration will enable us to generate more than a 5x return on every satellite and recover our lifetime costs in less than a year.

What sets our technology apart is that we have the most power, we have the most advanced satellite and antenna hardware, and we have the expertise to build, launch, and operate these satellites in orbit.

Our heritage over the past decade evolving these technologies has built a satellite that delivers 20 times more high-quality images to our customers 12 times faster than any other solution on the market.

Our satellites will also be over head nearly four times more often to see anywhere on the Earth in minutes and deliver data directly to our customers wherever they may be.

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[Roger Teague]

Earth observation is a big market, and getting much bigger, especially for a provider like Terran Orbital that can serve the unique needs of the U.S. government. A lot of money has been spent over many decades on inefficient, very expensive, old technology systems. Terran’s new technology offers tremendous savings to our clients. Customers no longer need to be the owner operator, the developer, or the maintainer. We do it for them.

Now, on the left side, we’ve divided the market into three types of opportunity:

•	Other U.S. Government, which includes the Intelligence Community and NASA;

•	The DoD, which include the military services, and

•	Commercial and International Partners

The Government is already acquiring optical and communications data-as-a-service today and they are working to buy even more data, including earth observation products, in the future.

Just one final point… as you look at these projections, remember that the margins are absolutely incredible.

And we’ve got the right man to tell this story, our Chief Financial Officer, Gary Hobart.

[Gary Hobart]

Thank you, Roger. I’m Gary Hobart, Terran’s CFO. Prior to joining the team, I spent the last 20 years on the buyside in an L.A.-based shop with $15 billion under management. My space sector experience runs the gamut and includes investments in earth observation, comm sats, launch and spectrum players. I was an early investor in Digital Globe and GeoEye, and alongside Morgan Stanley took DigitalGlobe public. Those two companies now make up the earth intelligence business of Maxar Technologies and generate most of its EBITDA.

In addition, I’ve spent the last five years serving as the ad hoc CFO of my prior firm’s largest PE investment. I worked daily with an 800-person finance and accounting team driving operating improvements and costs savings. In that role, I generated a 50% increase in EBITDA in under two years and sold the business to a KKR-backed strategic last May producing a 60% IRR on our equity.

I’ve been a capital partner for our co-Founders, Marc and Tony, for over 15 years and have been an investor in Terran the past three. Quite frankly, I’m used to telling them “NO.”

On this page, I want to highlight a few projected financial metrics. First, in blue is our Sats Solution business. This has real P&L today. Plus, near-term revenue visibility with over $75 million of backlog and a $9 billion pipeline. We see this business growing to over $900 million in revenues by 2026. We believe the value of this business alone covers your investment, Day 1.

Second, in green is our EO constellation. We will exceed the tactically relevant 15 satellites by 2023 and accelerate revenue to $1.7 billion by 2026. Each satellite generates $120 million of revenues, yet costs less than $20 million to build, launch and operate over its five-year life. That’s a 5x payback. In addition, we can easily push out our deployment if we want to trim spend or innovate on just a couple months’ notice. I lived through the days of spending years and hundreds of millions on a single EO satellite in a prior life. Terran’s SmallSat EO constellation is a complete game changer.

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Third, if you turn to the model page, you see the blended margins for our Sats and EO businesses which collectively ramp to $2.6 billion in revenues by 2026, with 75% gross margins and 60% EBITDA margins. Most important to me as CFO, and a steward of your capital, is our cash generation. Thank you.

[Chris Hollod]

I’m Chris Hollod, Co-CEO of Tailwind Two. By now, I hope you share my excitement for how Terran Orbital will continue its decade-long history of pioneering the space industry. Terran has real revenue today, a multi-year backlog, and a $9 billion pipeline of new opportunities in satellite solutions, as well as early incumbency on multiple projects for its high-growth, high-margin earth observation constellation.

In light of this, we are thrilled with the transaction we have negotiated.

Terran Orbital is the right company to industrialize the small sat industry and revolutionize earth observation, and this transaction is an incredibly attractive way for public investors to participate in the massive and fast-growing space industry. We thank you so much for your time and we look forward to further discussing this deal with you over a live Zoom call soon.

Additional Information

In connection with the proposed Business Combination (as defined above), Tailwind Two intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Tailwind Two (the “Registration Statement”), and after the Registration Statement is declared effective, Tailwind Two will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Tailwind Two’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Terran Orbital, Tailwind Two and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of Tailwind Two as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website sec.gov or by directing a request to: Tailwind Two Acquisition Corp., 150 Greenwich Street, 29th Floor, New York, NY 10006.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the Business Combination when available.

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Forward-Looking Statements

This communication includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management’s views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as “project,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “will,” “should,” and “could” and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this communication may include, for example; statements about Terran Orbital’s industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the Business Combination, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two’s shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the Business Combination or in the future, the likelihood and ability of the parties to successfully consummate the Business Combination, and those factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, and in subsequent filings with the SEC, including the proxy statement/prospectus relating to the Business Combination expected to be filed by Tailwind Two. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital’s actual results (many of which are beyond Terran Orbital’s control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise. Terran Orbital’s actual results may differ materially from those set forth in this communication. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this communication constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, must make your own decisions and perform your own independent investment and analysis of the Business Combination.

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